FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan period ended December 31, 2002

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
Index to Financial Statements
December 31, 2002 and 2001

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN

Report Of Independent Auditors

To the Participants and Administrator of the
  United Technologies Corporation
  Defined Contribution Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in  the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 27, 2003

 UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2002	December 31, 2001
Assets:
Investments (Notes 3, 4, and 5)	$14,490	$15,117

Net Assets Available for Benefits	$14,490	$15,117

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended December 31, 2002
Additions to net assets attributed to:
Investment Income:
Interest	$709
Dividends	26
Total Investment Income	735

Deductions from net assets attributed to:
Net depreciation in fair value of investments	(716)
Distributions to participants	(646)
Total Deductions	(1,362)

Net decrease	(627)

Net Assets Available for Benefits, December 31, 2001	15,117

Net Assets Available for Benefits, December 31, 2002	$14,490

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General.  The United Technologies Corporation Defined Contribution Retirement Plan (the "Plan") is a defined contribution savings and money purchase plan administered by United Technologies Corporation ("UTC").  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  Eligible employees of UTC and certain of its subsidiaries were able to participate after completing one year of service.  As described in Note 8, all active Plan participants became participants of the UTC Employee Savings Plan II (formerly, the UTC Savings Plan for Hourly Management-Represented Employees) in 1998.  The following is a brief description of the Plan.  For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Contributions and Vesting.   No participant or employer contributions were made during the 2002 and 2001 Plan years  (see Note 8). Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.  Generally, employer contributions, plus actual earnings thereon, became fully vested after two years of Plan participation.

Participant Accounts.  Each participant's account is credited with Plan earnings based on account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Forfeited balances of terminated participants' nonvested employer contribution accounts were used to reduce future UTC contributions.  For the year ended December 31, 2002, no forfeitures were used to fund employer contributions.

Voting Rights.  Common Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the funds.  All shares of employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions.  All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Trustee and Recordkeeper.  All of the Plan's assets are held by Deutsche Bank Trust Company Americas, the Plan trustee.  Deutsche Bank Trust Company Americas is a subsidiary of Deutsche Bank.  Fidelity Institutional Retirement Services Company ("Fidelity") performs participant account recordkeeping responsibilities.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years.  At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund investment option may be paid in shares of UTC Common Stock instead of cash.  There were no distributions in UTC Common Stock for the year ended December 31, 2002.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits which are recorded when paid.

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN
Notes to Financial Statements

Master Trust. The Plan's assets are kept in the United Technologies Corporation Employee Savings Plan Master Trust (the "Master Trust") maintained by the Plan's trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the participating plans' unit values. Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

Investment Valuation and Income Recognition. The Income Fund's investments in insurance contracts (see Note 4) are stated at contract value, which represents fair value.  Contract value includes contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 2002. Investment management fees are charged against Plan assets. All other administrative and investment expenses were paid out of Plan assets during 2002.

Use of Estimates. The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
(Thousands of Dollars, except unit amounts)	2002	2001

Equity Fund, 75,695 and 82,927 units, respectively	$1,550	$2,178

UTC Common Stock Fund, 49,075 and 55,810 units, respectively	1,043	1,243

Income Fund, 121,703 and 125,288 units, respectively	11,029	10,633

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $716 as follows:

(Thousands of Dollars)
Mutual Funds	$(665)
UTC Common Stock Fund	(51)
$(716)

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN
Notes to Financial Statements

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's Income Fund invests in insurance contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average interest rates credited to participant accounts for 2002 and 2001 were 6.78% and 8.31%, respectively.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with Deutsche Bank Trust Company Americas. Under this agreement, certain savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans' participants.

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN
Notes to Financial Statements

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation
Master Trust Statements of Net Assets
(Thousands of Dollars)

	December 31,
	2002			2001
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Assets:
Short-term investments	$24,137	$-	$24,137	$34,221	$-	$34,221
Investments:
Equity:
Mutual funds	549,432	-	549,432	658,861	-	658,861
Equity commingled index funds	924,906	-	924,906	1,203,904	-	1,203,904
Common stock	674,306	310	674,616	768,320	283	768,603
ESOP stock fund	1,624,640	1,082,039	2,706,679	1,693,307	1,219,410	2,912,717
Debt:
Fixed income commingled index funds	17,131	-	17,131	19,422	-	19,422
Income Fund investment contracts	5,285,606	-	5,285,606	4,775,327	-	4,775,327
Participant notes receivable	90,787	-	90,787	92,055	-	92,055
Subtotal	9,190,945	1,082,349	10,273,294	9,245,417	1,219,693	10,465,110

ESOP receivables	-	150,284	150,284	-	140,825	140,825
Interest and dividend receivable	1,674	-	1,674	2,297	-	2,297
Total assets	9,192,619	1,232,633	10,425,252	9,247,714	1,360,518	10,608,232

Liabilities:
Accrued liabilities	39,113	-	39,113	6,499	-	6,499
Accrued ESOP interest	-	1,865	1,865	-	1,976	1,976
ESOP debt	-	231,600	231,600	-	266,100	266,100
Notes payable to UTC	-	193,133	193,133	-	175,334	175,334
Total liabilities	39,113	426,598	465,711	6,499	443,410	449,909

Net Assets	$9,153,506	$806,035	$9,959,541	$9,241,215	$917,108	$10,158,323

Net assets of the Master Trust attributable to the Plan	$14,490	$-	$14,490	$15,117	$-	$15,117

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN
Notes to Financial Statements

United Technologies Corporation
Master Trust Statement of Changes in Net Assets
 (Thousands of Dollars)

	December 31,
	2002
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$384,220	$21,225	$405,445
Contributions from participating plans for purchase of units	302,384	24,811	327,195
Allocation of 269,000 ESOP shares, at market	71,553	-	71,553

Total additions	758,157	46,036	804,193

Deductions:
Net depreciation on fair value of investments	(466,592)	(51,592)	(518,184)
Benefit payments on behalf of participating plans	(430,445)	-	(430,445)
Allocation of 269,000 ESOP shares, at market	-	(71,553)	(71,553)
Master trust expenses	(3,079)	(33,964)	(37,043)

Total deductions	(900,116)	(157,109)	(1,057,225)

Net decrease prior to transfers	(141,959)	(111,073)	(253,032)

Plan transfers:
Assets transferred in	70,167	-	70,167
Assets transferred out	(15,917)	-	(15,917)

Net Plan transfers	54,250	-	54,250

Decrease in net assets	(87,709)	(111,073)	(198,782)

Net Assets:
Beginning of year	9,241,215	917,108	10,158,323
End of Year	$9,153,506	$806,035	$9,959,541

Year Ended December 31, 2002
Amounts pertaining to Plan:
Plan interest in net depreciation and investment income of Master Trust	$19
Distributions to participants	$(646)

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN
Notes to Financial Statements

NOTE 6 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Deutsche Asset Management and Fidelity. Deutsche Bank Trust Company Americas, a subsidiary of Deutsche Bank, and Fidelity are the Plan's trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the "Fund"), which is comprised of a short-term investment fund component and shares of common stock of UTC.  The unit values of the Fund are recorded and maintained by Fidelity.  During the year ended December 31, 2002, the Plan purchased units of the Fund in the approximate amount of $352,000, sold units of the Fund in the approximate amount of $501,000, and had net depreciation on the Fund in the approximate amount of $51,000.  The total value of the Plan's interest in the Fund was approximately $1,043,000 and $1,243,000 at December 31, 2002 and 2001, respectively.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 8 - FROZEN PLAN

During 1998, all active Plan participants became participants of the UTC Employee Savings Plan II. Previously accumulated participant balances will remain in the Plan. No additional contributions will be made to the Plan. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions.

NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURES

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN

Dated: June 30, 2003	By:	/s/ Laurie P. Havanec
Laurie P. Havanec Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Auditors *

(99)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed and dated by Laurie P. Havanec and David L. Porter as of June 30, 2003. *

* Submitted electronically herewith.